SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 21)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

535919203
(CUSIP Number)

Janet Yeung
MHR Fund Management LLC
1345 Avenue of the Americas, 42nd Floor
New York, New York 10105
(212) 262-0005
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 13 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919203	13D	Page 2 of 13 Pages
1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 23,748,947
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 23,748,947
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,748,947 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount does not reflect any Common Shares held by Discovery Lightning Investments Ltd. (“Discovery”), Liberty Global Incorporated Limited (“Liberty”), John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the Reporting Persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919203	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,748,947
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 23,748,947
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,748,947 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount does not reflect any Common Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the Reporting Persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919203	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,211,049
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 30,211,049
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,211,049 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount does not reflect any Common Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the Reporting Persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919203	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,211,049
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 30,211,049
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,211,049 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount does not reflect any Common Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the Reporting Persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919203	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,269,229
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 30,269,229
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,269,229 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN;HC

(1)

This amount does not reflect any Common Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the Reporting Persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

Page 7 of 13 Pages

TABLE OF CONTENTS

Item 4.	Purpose of Transaction	9
Item 5.	Interest in Securities of the Issuer.	10
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.	11
SIGNATURES		12

Page 8 of 13 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 21, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on July 21, 2010 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on July 30, 2010 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”), on January 10, 2011 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6”), on September 1, 2011 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 8, 2011 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on September 15, 2011 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on October 17, 2011 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on January 19, 2012 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on February 6, 2012 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”), on May 14, 2012 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13”), on January 10, 2013 by Amendment No. 14 to the Original Schedule 13D (“Amendment No. 14”), on June 3, 2013 by Amendment No. 15 to the Original Schedule 13D (“Amendment No. 15”), on January 30, 2015 by Amendment No. 16 to the Original Schedule 13D (“Amendment No. 16”), on April 9, 2015 by Amendment No. 17 to the Original Schedule 13D (“Amendment No. 17”), on April 30, 2015 by Amendment No. 18 to the Original Schedule 13D (“Amendment No. 18”), on September 4, 2015 by Amendment No. 19 to the Original Schedule 13D (“Amendment No. 19”) and on November 13, 2015 by Amendment No. 20 to the Original Schedule 13D (“Amendment No. 20” and, together with Amendment No. 1 through Amendment No. 19 and the Original Schedule 13D, the “Schedule 13D”) and relates to common shares, no par value per share (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 20.

Page 9 of 13 Pages

Item 4. Purpose of the Transaction

Item 4 is hereby amended to add the following:

On February 3, 2016, Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III and Fund Management (collectively, the “MHR Parties”) and the Issuer entered into Amendment No. 1 to the Registration Rights Agreement (the “Registration Rights Agreement Amendment”). The Registration Rights Agreement Amendment provides, among other things, for (i) the Issuer and Fund Management to jointly select the managing underwriter in connection with any (x) underwritten offering pursuant to a demand or piggyback registration or (y) underwritten offering pursuant to a shelf registration statement, (ii) the exemption of transfers pursuant to hedging transactions from lock-up agreements with the managing underwriter if such hedging transactions were entered into prior to the time that Fund Management had notice of the applicable underwritten offering and (iii) certain other amendments to conform the rights granted to the MHR Parties under the Registration Rights Agreement to the rights granted to Discovery and Liberty in their respective registration rights agreements with the Issuer.

The foregoing description of the Registration Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement Amendment, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Page 10 of 13 Pages

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

The percentages set forth in this Statement are based on information contained in the Issuer’s Form S-3 filed on November 20, 2015, which disclosed that there were 150,248,407 Common Shares outstanding as of November 19, 2015.

(a) (i) Master Account may be deemed to be the beneficial owner of 1,396,767 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 1,396,767 Common Shares held for its own account.

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 186,617 Common Shares (approximately 0.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 186,617 Common Shares held for its own account.

(iii) Advisors may be deemed to be the beneficial owner of 1,583,384 Common Shares (approximately 1.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) 1,396,767 held for the account of Master Account and (B) 186,617 held for the account of Capital Partners (100).

(iv) Institutional Partners II may be deemed to be the beneficial owner of 1,386,275 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 1,386,275 Common Shares held for its own account.

(v) Institutional Partners IIA may be deemed to be the beneficial owner of 3,492,443 Common Shares (approximately 2.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 3,492,443 Common Shares held for its own account.

(vi) Institutional Advisors II may be deemed to be the beneficial owner of 4,878,718 Common Shares (approximately 3.2% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) 1,386,275 Common Shares held for the account of Institutional Partners II and (B) 3,492,443 Common Shares held for the account of Institutional Partners IIA.

(vii) Institutional Partners III may be deemed to be the beneficial owner of 23,748,947 Common Shares (approximately 15.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 23,748,947 Common Shares held for its own account.

(viii) Institutional Advisors III may be deemed to be the beneficial owner of 23,748,947 Common Shares (approximately 15.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 23,748,947 Common Shares held for the account of Institutional Partners III.

(ix) MHRC may be deemed the beneficial owner of 1,583,384 Common Shares (approximately 1.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Common Shares otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(x) MHRC II may be deemed the beneficial owner of 4,878,718 Common Shares (approximately 3.2% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Common Shares otherwise described in Item 5(a)(vi) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(xi) Fund Management may be deemed to be the beneficial owner of 30,211,049 Common Shares (approximately 20.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Common Shares otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(xii) MHR Holdings may be deemed the beneficial owner of 30,211,049 Common Shares (approximately 20.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Common Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xiii) Dr. Rachesky may be deemed to be the beneficial owner of 30,269,229 Common Shares (approximately 20.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings, (B) 445 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest on September 10, 2016, (C) 1,013 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest in two equal annual installments beginning on September 9, 2016, (D) 1,298 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest in three equal annual installments beginning on September 15, 2016 and (E) 55,424 Common Shares held directly.

(xiv) The amounts set forth above in clauses (i) through (xiii) of this Item 5 do not reflect any Common Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the Reporting Persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

Page 11 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

The information set forth in Item 4 above and Exhibit 99.1 to this Statement are incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Amendment No. 1, dated as of February 3, 2016, to the Registration Rights Agreement, dated as of October 22, 2009, by and among the Issuer, Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III and Fund Management.

Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 5, 2016

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name: Title:	Janet Yeung Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name: Title:	Janet Yeung Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name: Title:	Janet Yeung Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name: Title:	Janet Yeung Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung Attorney-in-Fact

Page 13 of 13 Pages

Exhibit Index

Exhibit No.	Description

99.1	Amendment No. 1, dated as of February 3, 2016, to the Registration Rights Agreement, dated as of October 22, 2009, by and among the Issuer, Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III and Fund Management.